

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2021

Gilbert K. Lee
Chief Financial Officer
Jerash Holdings (US), Inc.
277 Fairfield Road, Suite 338
Fairfield, New Jersey 07004

>   **Re: Jerash Holdings (US), Inc.**
>   **Registration Statement on Form S-3**
>   **Filed August 4, 2021**
>   **File No. 333-258447**

Dear Mr. Lee:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Eiko Yaoita Pyles at 202-551-3587 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Ying Li